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                              [BIOVAIL LETTERHEAD]                  EXHIBIT "C"



                               FOR:           BIOVAIL CORPORATION INTERNATIONAL
                               APPROVED BY:   Eugene Melnyk
                                              Chairman of the Board
                                              Bob Podruzny
                                              Chief Financial Officer
                                              (416) 285-6000
                               CONTACT:       Investor Relations: Donna Stein/
                                              Dan Durkin/Cindy Hintelmann
                                              Press: Stacy Berns
                                              Morgen-Walke Associates
                                              (212) 850-5600

FOR IMMEDIATE RELEASE

                       BIOVAIL LAUNCHES TIAZAC(R) IN CANADA
                 -CRYSTAAL CORPORATION, BIOVAIL'S NEWLY CREATED
                      WHOLLY-OWNED SUBSIDIARY, TO MARKET-


     TORONTO, Canada, April 15, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) today announced it has received approval from the Health Protection Branch and has commenced marketing of Tiazac in Canada. Tiazac, Biovail's once-daily diltiazem product, is being marketed by a newly created wholly-owned subsidiary, Crystaal Corporation, and is available in dosage strengths of 120mg, 180mg, 240mg, 300mg and 360mg.

     Crystaal Corporation will market Tiazac directly to physicians, enabling Biovail to benefit from the extremely dynamic Canadian market. Crystaal will also be marketing Biovail's existing controlled release product portfolio, as well as select in-licensed products from third parties which were previously unavailable in Canada. The Company expects Crystaal Corporation, with its unique identity and portfolio, to become a significant force in the Canadian healthcare market.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filing with the Securities and Exchange Commission.

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                              [BIOVAIL LETTERFOOT]